CUSIP No. 152418109                                          Page 23 of 25 Pages


                                                                       EXHIBIT 4

                                 [ON LETTERHEAD]



February 7, 2002                    VIA TELEFAX


Mr. John Doherty
Mr. Joseph Doherty
Joseph Doherty Family LP
c/o Central Bancorp, Inc.
399 Highland Avenue
Somerville, MA 02144

Dear Sirs:

Each of you (acting collectively as the "Doherty Group") have failed to meet your public reporting obligations under Section 13 of the Securities Exchange Act of 1934 and the regulations promulgated by the Securities & Exchange Commission ("SEC") thereunder, by failing to disclose: (1) the existence of the Doherty Group, which apparently already collectively owns in excess of 5% of Central Bancorp's stock; and (2) the Doherty Group's intent, as expressed in the following Federal Reserve Bank ("FRB") filings, to acquire up to as much as 20% of Central Bancorp's outstanding stock.

     Date:                          Filer:
     -----                          ------

1.     July 9, 2001                 John and Joseph Doherty

         Stated Purpose:            To obtain FRB clearance for John Doherty and
                                    Joseph Doherty to collectively acquire up to 20% of the common stock of Central Bancorp.

2.     August 30, 2001              John Doherty

         Stated Purpose: To obtain FRB clearance for John Doherty to acquire up to 20% of Central Bancorp's stock, individually (provided that the combined aggregate ownership of John and Joseph Doherty will not exceed 20% of Central Bancorp's outstanding common stock).

3.     December 20, 2001            Joseph Doherty and Joseph Doherty Family LP
                                    (John Doherty and Joseph Doherty are
                                    the Limited Partners of the Joseph Doherty
                                    Family LP)


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CUSIP No. 152418109                                          Page 24 of 25 Pages

         Stated Purpose: To obtain FRB clearance to allow the Joseph Doherty Family LP ("FLP") to be included in the filing group (along with John and Joseph Doherty, collectively the "Doherty Group") which was previously granted authority by the FRB to collectively acquire up to 20% of Central Bancorp's common stock.

Clearly, the existence of the Doherty Group, and its intent to acquire up to 20% of Central Bancorp's stock, is a material and significant fact which should have already been disclosed to the investing public through a SEC Schedule 13D filing. Proper disclosure of your actions, as corporate insiders, is critical to an investor's evaluation of Central Bancorp and its stock. You must be aware, especially in this "post-Enron" climate, that the public has the right to be informed of the actions and intentions of corporate insiders. Proper disclosure is especially important in this instance, given the large amount of shares contemplated to be acquired by your FRB application relative to the average daily trading volume of Central Bancorp (compared to the Doherty Group's previously disclosed ownership, the incremental shares needed to reach 20% ownership is approximately 140,000 shares, a large amount compared to an average daily trading volume of approximately 2,000 shares).

The only related SEC filings we can find are three Schedule 13G's filed individually by John Doherty (filed on May 15, 2000, June 30, 2000 and June 21,
2001). Those filings do not disclose either the existence of the Doherty Group or its members' intent to acquire up to 20% of Central Bancorp's common stock.

While you have failed to properly disclose the existence of the Doherty Group in SEC Schedule 13D filings, the existence of the Doherty Group is clearly not in dispute, given your December 20, 2001 FRB application, which reads in part (page 3 of 85), "Mr. Doherty has been advised that it is the Federal Reserve's position that the FLP will be deemed to be acting in concert with him and his son and will therefore be deemed to be part of a group acting in concert which controls more than 10% of the Company's stock if it acquires any shares." We are not aware of when the FRB previously approved the Doherty Group's application to acquire up to 20% of the stock or informed Joseph Doherty that the FLP would be deemed to be part of the Doherty Group, a group acting in concert. However, it is clearly prior to December 20, 2001, the date of the most recent FRB application, and more than enough time to make a proper public disclosure via an SEC Schedule 13D.

The PL Capital Group beneficially owns more than 9% of Central Bancorp's stock, as disclosed in our Schedule 13D filings (see the most recent filing, amendment #3, a copy of which was sent to the Company and is available on the SEC's website www.sec.gov). Given the significance of our investment in Central Bancorp, we are disturbed that you have avoided publicly disclosing the Doherty Group's actions and intentions. As the chief executive, chairman and/or director of a public company, each of you has an obligation to treat Central Bancorp's shareholders properly and follow the laws and regulations governing disclosure.

We attempted to contact you (John Doherty) to discuss our concerns over your lack of proper disclosure and its impact on Central Bancorp's stockholders, however, as you have done repeatedly in the past, you refused to personally return our phone calls. Your unwillingness to

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CUSIP No. 152418109                                          Page 25 of 25 Pages

speak with us, one of the largest shareholders of the company of which you are chief executive, is regrettable and inappropriate behavior. As you also know, we have tried on numerous occasions to arrange a meeting with you (John Doherty), a request you have consistently refused. Perhaps you refused to meet with us to avoid having to disclose to us the Doherty Group's uncompleted and undisclosed attempt to acquire up to 20% of the common stock of the Company. It is also disconcerting that at the July 26, 2001 Annual Meeting of the Bank (17 days after the initial FRB filing), there was no discussion or disclosure of the Doherty Group's intention to acquire up to 20% of the Company's common stock, nor was it disclosed in the proxy materials filed by Central Bancorp with the SEC and distributed for the Annual Meeting.

Although it is too late to turn back the clock and make a timely public disclosure of the existence of the Doherty Group, and the Doherty Group's intention to acquire up to 20% of the Company's stock, we hereby demand that you provide full and complete disclosure of the Doherty Group and its activities in a Schedule 13D. If you do not make a complete public disclosure via a Schedule 13D, please be advised that we intend to pursue legal action against both of you individually.

We are providing a copy of this correspondence to the Corporate Secretary and the outside directors of Central Bancorp so they may independently evaluate the impact on the Company of the Doherty Group's non-disclosure.

We are also requesting that the outside directors investigate whether the Central Bancorp Stockholder Rights Plan has been triggered by the Doherty Group's ownership of more than 10% of the stock.

In addition, because this is a personal matter for each of you, we expect that all expenses related to this matter will be paid by each of you and not by Central Bancorp.

Sincerely,


/s/ Richard Lashley                                  /s/ John Palmer

Richard Lashley                                      John Palmer
Principal                                            Principal


cc:      Foley & Lardner, Chicago
         Outside Directors of Central Bancorp
         Corporate Secretary, Central Bancorp